SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 12b-25                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING            0-19957
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                                                                CUSIP NUMBER
                                                                 74762K 30 6
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(Check One): [x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                 For Period Ended:  June 30, 1998
                 [ ] Transition Report on Form 10-K
                 [ ] Transition  Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: _________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                Item 1 of Part I; Item 6 and Item 7 of Part II;
                   Item 13(a) of Part III; Exhibits 23 and 27
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PART I - REGISTRANT INFORMATION

Full Name of Registrant
Quantech Ltd.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
1419 Energy Park Drive
City, State and Zip Code
 St. Paul, Minnesota  55108
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /(a)  The reasons described in reasonable detail in Part III of this form
     /     could not be eliminated without unreasonable effort or expense;
     /(b)  The  subject  annual  report,  semi-annual  report,  transition
     /     report on Form 10-K, Form 20-F, 11-K, Form N-SAR, X or portion
     /     thereof,  will be filed on or before the fifteenth calendar day
[X]  /     following the prescribed due date; or the subject  quarterly report
     /     of transition  report on Form 10-Q,  or portion  thereof will be
     /     filed on or before the fifth  calendar day following the prescribed
     /     due date; and
     /(c)  The accountant's statement or other exhibit required by Rule
     /     12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Quantech had begun the process of raising money to fund its operations and development work through an offering of convertible preferred shares when the recent sharp drop and ongoing volatility in world stock markets created much uncertainty and caution among investors. Although Quantech had achieved several important product development goals during the past year, the unfavorable conditions in the financial markets made it impossible for the Company to raise the amount of capital originally contemplated in the offering, and forced the Company to quickly seek other financing arrangements to continue business operations and deal with approximately $3.6 million of convertible notes payable and accrued interest due September 30, 1998. Because these arrangements have not been finalized by the due date of the 10-KSB, the Company needs an extension in order to provide investors with accurate and meaningful information regarding the Company's liquidity and capital structure and management's plans.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gregory G. Freitag             651                       647-6370
              (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).       X  Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                           [ ]  Yes   X  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Quantech Ltd.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 28, 1998                  By /s/ Gregory G. Freitag
                                             Gregory G. Freitag, COO and CFO